EXHIBIT D-1


                BEFORE THE MINNESOTA PUBLIC UTILITIES COMMISSION

                LEROY KOPPENDRAYER                         CHAIR
                ELLEN GAVIN                         COMMISSIONER
                MARSHALL JOHNSON                    COMMISSIONER
                PHYLLIS A. REHA                     COMMISSIONER
                GREGORY SCOTT                       COMMISSIONER


AMENDED Petition of INTERSTATE POWER AND LIGHT )
COMPANY for Approval of Proposed Capital       )
Structure for 2004                             )
                                                 Docket No.E,G 001/S-04-109

INTRODUCTION
------------

TO THE MINNESOTA PUBLIC UTILITIES COMMISSION:

On January 21st, 2004, the Petitioner, INTERSTATE POWER AND LIGHT COMPANY (IPL or the Company), filed in accordance with Minnesota Statutes, Section 216B.49 and Minnesota Rules, Parts 7825.1000 to 7825.1500, petitions the Minnesota Public Utility Commission ("Commission") for approval of its proposed capital structure for the year 2004.

IPL respectfully requests that the Commission accept its Amended Application to reflect IPL adjusted numbers for the limits of short-term and long-term debt. An error has been discovered in the data used for the original application. Consequently, IPL hereby submits its Amended Application to reflect an increased limit in short-term debt from $250 million to $300 million. In addition, IPL has increased its anticipated issuance of long-term debt in 2004 from $100 million to $125 million. IPL's adjusted request is reflected in its amended petition below, and in the attached Exhibits C, D, E, F, and M.

IPL hereby waives a hearing on any and all matters covered by this Petition and respectfully requests that, in accordance with the authority granted to the Commission under Minnesota Statutes, Section 216B.26, the Order of the Commission in this matter be declared in force and effective immediately upon its being filed and served.

CONTEMPLATED CHANGES TO CAPITAL STRUCTURE:
------------------------------------------

The following Table 1 shows the actual and estimated capital structure for Petitioner for 12/31/2002, 9/30/2003, 12/31/2003, 12/31/2004, and March 31,
2005:

                                     TABLE 1
                       Interstate Power and Light Company
                              Capital Structure (e)
                                   ($millions)

                                (1)           (2)          (3)           (4)          (5)           (6)

                               Actual 12/31/2002           Actual 9/30/2003         Estimated 12/31/2003
                            ------------------------   ------------------------   ------------------------
 (1) Common Equity           $   866.7        46.3%     $   984.6        46.9%     $ 1,034.8        46.3%

 (2) Preferred Stock             145.1         7.7%         183.8         8.7%         183.8         8.2%

 (3) Long-Term Debt(a)           860.5        46.0%         929.3        44.2%         910.5        40.7%

 (4) Short-Term Debt               0.0         0.0%           4.0         0.2%         107.5         4.8%
                             ---------       ------     ---------       ------     ---------       ------
 (5) Total Capitalization    $ 1,872.3       100.0%     $ 2,101.7       100.0%     $ 2,236.6       100.0%

                                                                                    Estimated 03/31/2005
                                                                                        With Maximum
                              Estimated 12/31/2004       Estimated 03/31/2005         Short-Term Notes
                            ------------------------   ------------------------   ------------------------
 (6) Common Equity           $ 1,121.4 (b)    45.9%     $ 1,116.2        43.5%     $ 1,116.2        41.9%

 (7) Preferred Stock             183.8         7.5%         183.8         7.2%         183.8         6.9%

 (8) Long-Term Debt            1,017.1 (c)    41.6%       1,063.3        41.4%       1,063.6        39.9%

 (9) Short-Term Debt             121.5         5.0%         204.8         8.0%         300.0 (d)     11.3%
                             ---------       ------     ---------       ------     ---------       ------
(10) Total Capitalization    $ 2,443.8       100.0%     $ 2,568.1       100.0%     $ 2,663.6       100.0%

     FOOTNOTES
     ---------
 (a) Includes obligations under capital leases.

 (b) Reflects a planned equity contribution of $100 million by Alliant Energy Corporation during 2004.

 (c) Reflects the planned issuance of $125 million of additional long-term debt during 2004.

 (d) Reflects the issuance of additional unsecured short-term debt not to exceed, at any one time, $ 300 million, which includes a contingency of $50.0 million to back-up the issuance of letters-of-credit, which may be required in connection with certain purchased power, purchased gas and other similar agreements, and a general contingency of approximately $21.0 million.

 (e) Pro-forma journal entries for the issuance of securities are shown on Exhibit C, pages 1-2.

IPL presently contemplates the following changes to its capital structure during the period ending March 31, 2004:

a.   Short-term Unsecured Debt
     -------------------------

     The Company plans to issue short-term unsecured debt not to exceed, at any one time, $300 million outstanding, which includes a contingency for backing up the issuance of $50.0 million of letters of credit and a general contingency of approximately $21 million. Short-term debt as a percentage of total capitalization for the period ending March 31, 2005 is estimated to range from 0.2% to 8.0%, with an estimate of 8.0% at the end of that period. If the maximum level of short-term debt were outstanding at the end of March 31, 2005, the ratio of short-term debt to total capitalization is estimated to be 11.3%.

b.   Long-term Debt
     --------------

     The company plans to issue up to $125 million of long-term debt during the period ending March 31, 2005. Long-term debt, including obligations under capital leases, as a percentage of total capitalization for the period, is expected to range from approximately 40.7% to 46.1%, with an estimate of 41.4% at the end of that period. If the maximum level of short-term debt were outstanding at March 31, 2005, long-term debt as a percentage of capitalization would be around 39.9%.

c.   Preferred Equity
     ----------------

     The company does not plan to issue any new preferred equity securities during the period ending March 31, 2005. Preferred equity, as a percentage of total capitalization, is expected to range from approximately 7.2% to 8.2% during the period ending March 31, 2005. If the maximum level of short-term debt were outstanding on March 31, 2005, preferred equity as a percentage of total capitalization would be around 6.9%.

d.   Common Equity
     -------------

     The company has no plans to issue common equity; however, the company's parent plans to make an equity contribution to the company of up to $100 million during the period ending March 31, 2005. The change in common equity for the period reflects the contributions from the Petitioner's parent, earnings and dividends paid during the year. Common equity as a percent of total capitalization for the period is expected to range from approximately 42.8 to 48.2%, with an estimate of 43.5% at the end of that period. If the maximum level of short-term debt were outstanding at March 31, 2005, common equity as a percent of total capitalization would be approximately 41.9%.

The following Table 2 shows the forecasted range of percentages of total capitalization expected for common equity, preferred equity, and long-term debt for the pre-and post-equity infusion periods.

                                     TABLE 2
              Forecast Range for Capital Structure Percentages (a)
                          PRE- AND POST EQUITY INFUSION
                          -----------------------------

                        PRE-Equity Infusion Period   POST-Equity Infusion Period
                        --------------------------   ---------------------------
                            Low           High           Low            High
                            ---           ----           ---            ----
     Common Equity         42.8%          45.9%         43.5%           48.2%
     Preferred Equity       7.8%           8.2%          7.2%            7.9%
     Long-Term Debt (b)    40.7%          46.1%         41.4%           43.8%

       (a) As a percentage of total capitalization, including short-term debt.
       (b) Includes capital lease obligations


PRIOR APPROVAL OF CAPITAL STRUCTURE
-----------------------------------

The Minnesota Public Utilities Commission, by Amended Order in Docket E,G-001/S-03-187, entered August 7, 2003, approved the proposed capital structure of Petitioner for calendar year 2003 and the first three months of 2004. The Order provided that total capitalization for the order period not exceed $2,446.3 million, and that short-term debt not exceed $300 million outstanding at any one time.


PROPOSED ORDER
--------------

The Company petitions the Minnesota Public Utilities Commission to issue an Order approving the Company's proposed capital structure for the period ending March 31, 2005. Due to the affect of an expected $100 million equity infusion by the Company's parent, Alliant Energy Corporation, the Company petitions the Commission to issue an Order approving a pre-equity infusion capital structure and a post-equity infusion capital structure. The pre-equity infusion capital structure for the Company consists of the average percentages for the pre-equity infusion period, as shown below, with a 10 percent contingency range above and below the average percentages for common equity, preferred stock, and long-term debt. The post-equity infusion capital structure for the Company consists of the average percentages for the post-equity infusion period, as shown below, with a 10 percent contingency range above and below the average percentages for common equity, preferred stock, and long-term debt. The Company also requests that the Commission approve a maximum total capitalization not to exceed $2,770.5 million. (The $2,770.5 million maximum total capitalization consists of the maximum expected capitalization as of March 31, 2005 of $2,638.6 million, including the maximum $ 300 Million outstanding of short-term debt, plus a contingency equal to 5 percent of total capitalization.)

The following Table 3 shows the average pre-equity infusion percentages for common equity, preferred equity and long-term debt, along with the requested capitalization ranges, consisting of a range 10% above and below the average pre-infusion percentages for common equity, preferred equity and long-term debt.


                                     TABLE 3
                     Requested Capital Structure Percentages
                           PRE-EQUITY INFUSION PERIOD
                           --------------------------

                                     Period            Requested Range
                                   Average (b)         ---------------
                                  (3/04 - 6/04)       Low          High
                                 --------------       ---          ----
          Common Equity               44.2%          39.8%         48.6%
          Preferred Equity             8.1%           7.3%          8.9%
          Long-Term Debt (a)          43.8%          39.5%         48.2%

            (a) Including capital lease obligations.
            (b) As a percentage of total capitalization.


The following Table 4 shows the average post-equity infusion percentages for common equity, preferred equity and long-term debt, along with the requested capitalization ranges, consisting of a range 10% above and below the average pre-infusion percentages for common equity, preferred equity and long-term debt.


                                     TABLE 4
                     Requested Capital Structure Percentages
                           POST-EQUITY INFUSION PERIOD
                           ---------------------------

                                     Period            Requested Range
                                   Average (b)         ---------------
                                  (7/04 - 3/05)       Low          High
                                 --------------       ---          ----
          Common Equity               46.3%          41.6%         50.9%
          Preferred Equity             7.6%           6.9%          8.4%
          Long-Term Debt (a)          43.0%          38.7%         47.3%

            (a) Including capital lease obligations.
            (b) As a percentage of total capitalization.

In support of this Petition, IPL respectfully states and represents as follows:


A.   NAME, ADDRESS, AND DESCRIPTION OF COMPANY
     -----------------------------------------

INTERSTATE POWER AND LIGHT COMPANY is a corporation duly organized under the laws of the State of Iowa on May 25, 1925, with its principal office located at 200 First Street, SE, Cedar Rapids, Iowa. It holds a Certificate of Authority issued by the Secretary of State of Minnesota authorizing IPL to engage in, among other things, the electric and gas public utility businesses in the State of Minnesota. It is a "public utility" within the meaning of Section 1 of
Section 49 of the Minnesota Public Utilities Act. In accordance with its Certificate of Incorporation, as amended, it provides, among other things, electric energy to the public in 21 counties in the State of Minnesota. It serves electric energy and natural gas in the City of Albert Lea, Minnesota, and a number of smaller Minnesota towns. It also provides electric energy and natural gas in various counties in the States of Iowa and Illinois. As the result of a merger, since April 21, 1998, IPL has been a subsidiary of Alliant Energy Corporation (AEC). AEC, IPL's parent, is a Public Utility Holding Company regulated under the Public Utility Holding Company Act of 1935, as amended.


B.   NAME, ADDRESS, AND TELEPHONE NUMBER OF THE PERSON AUTHORIZED
     ------------------------------------------------------------
     TO RECEIVE NOTICES AND COMMUNICATIONS WITH RESPECT TO THE PETITION
     ------------------------------------------------------------------

The names, addresses, and telephone numbers of the persons authorized to receive notices and communication with respect to this Petition are:


Scot McClure
Sr Regulatory Planning Consultant
4902 North Biltmore Lane
Madison, WI 53707-1007
(608) 458-5141
e-mail: ScotMcClure@alliantenergy.com

Jennifer Moore
Regulatory Attorney
200 First Street SE
Cedar Rapids, IA 52401-1409
(319) 786-4219
e-mail: jennifermoore@alliantenergy.com

C.   DESCRIPTION OF THE SECURITIES TO BE ISSUED AND ANTICIPATED TERMS
     ----------------------------------------------------------------

A description of the Securities proposed to be issued by Petitioner during the period ending March 31, 2004, is set forth in INTRODUCTION, supra, and is as follows:

NOTES EVIDENCING BANK LOANS, COMMERCIAL PAPER AND REIMBURSEMENT AGREEMENTS WITH
-------------------------------------------------------------------------------
RESPECT TO LETTERS-OF-CREDIT
----------------------------

The Company plans to issue short-term unsecured notes evidencing loans from financial institutions or commercial paper or reimbursement agreements with respect to letters-of-credit in an aggregate principal amount not to exceed $300 million. Such unsecured short-term promissory notes evidencing bank loans and/or commercial paper may be issued to commercial banks, commercial paper dealers and institutional lenders. Reimbursement agreements with respect to letters-of-credit may be issued to commercial banks and other financial institutions. None of the notes or reimbursement agreements to be issued will have any voting rights.

PREFERRED EQUITY SECURITIES
---------------------------

Petitioner does not plan to issue any preferred equity securities during the period covered by this petition.

COMMON STOCK
------------

The Company's Dividend Reinvestment and Stock Purchase Plan (the "Plan") was terminated on April 21, 1998. The Company has no plans to issue new equity securities. However, the Company does anticipate that it will received equity contributions from its parent, Alliant Energy Corporation, during 2004 of up to $100 million. (See Exhibit G for a further description of the Company's Common Stock.)

LONG-TERM DEBT
--------------

The Company anticipates issuing up to $125 million of new long-term debt during the period ending March 31, 2005. Such long-term debt will be in the form of unsecured debentures or secured first mortgage bonds; will have a maturity or maturities of no more than 31 years, will bear interest at rates determined at the time of issuance in accordance with market rates for debt of similar type, maturity and credit quality; will be issued at a discount or premium anticipated to be no more than 3.0 %; and will have such call provisions as are currently acceptable in the market place at the time of issuance for debt of similar quality and maturity.

D.   ESTIMATED INTEREST COST, ISSUE DATE, AND MATURITY DATE
     ------------------------------------------------------

UNSECURED SHORT-TERM NOTES
--------------------------

The interest rate on short-term unsecured debt will be dependent upon the money market conditions at the time the debt is incurred and will be at rates prevailing at such time for borrowings of comparable credit quality. For purposes of this Petition, IPL's estimate of the average short-term interest rate for the period ending March 31, 2005 is 2.0%. Any commercial paper issued will mature not more than nine months from the date of issuance, but in no event later than September 30, 2005. Any promissory notes issued to lending banks (bank loans) shall be issued on or before December 31, 2004 and will mature not later than December 31, 2005.

LONG-TERM DEBT
--------------

The Company currently anticipates issuing up to $125 million of new long-term debt during the second quarter of 2004. Such long-term debt will be in the form of unsecured debentures or secured first mortgage bonds and will have a maturity of no more than 31 years, and will bear interest at rates determined at the time of issuance in accordance with market rates for debt of similar type, maturity and credit quality. For purposes of this Petition, IPL's estimate of the interest rate on $125 million of unsecured debentures with a 31-year maturity, if issued today, would be approximately 7.0%.


E.   THE MANNER IN WHICH THE SECURITIES ARE TO BE ISSUED
     ---------------------------------------------------

UNSECURED SHORT-TERM DEBT
-------------------------

Short-term debt will be issued as unsecured short-term promissory notes to lending banks and other financial institutions (bank loans), and/or commercial paper sold directly to direct purchasers and/or commercial paper sold to commercial paper dealers, and/or reimbursement agreements with banks and other financial institutions with respect to the issuance of letters-of-credit. The need for timely processing of such transactions and the typical short duration of each individual transaction make it impractical to invite sealed written proposals (competitive bidding).

PREFERRED EQUITY SECURITIES
---------------------------

The Company has no plans to issue preferred equity securities during the period covered by this petition.

COMMON STOCK
------------

The Company has no plans to issue additional common equity during period ending March 31, 2005.

LONG-TERM DEBT
--------------

The Company anticipates that long-term securities issued during the period covered by this petition will be registered unsecured debentures or registered collateral trust bonds and will be offered for sale in an underwritten or best-efforts transaction negotiated between the Company and one or more investment banking firms, underwriters, dealers or agents.


F.   PURPOSES FOR WHICH SECURITIES ARE TO BE ISSUED
     ----------------------------------------------

UNSECURED SHORT-TERM DEBT - OVERVIEW OF HOW THE COMPANY USES IT
---------------------------------------------------------------

The Company's cash flows vary from year-to-year, season-to-season, and from day-to-day. Cyclical requirements such as its construction program, the purchase of fuel, payroll, income and property taxes may cause the Company's cash flow to vary considerably during the year. The Company uses short-term debt to finance these needs when there are not sufficient internally generated funds available. The use of short-term debt allows the Company to issue long-term obligations when market conditions are favorable and in economic increments. The Company continuously monitors projected short-term debt levels, and when a sufficient level of short-term debt has accumulated and is not anticipated to decline, the Company refinances the short-term debt with long-term financing. These notes may also be issued to renew or refund outstanding First Mortgage Bonds, promissory notes of the same nature, or to replace maturing notes sold through commercial paper dealers, as well as to provide funds for construction and other general corporate purposes.

The Company also periodically enters into long-term power supply, gas supply and other contracts that contain provisions that permit the supplier to require letters-of-credit from the Company to cover the Company's normal exposure with the supplier. The Company, if required to do so, will issue letters-of-credit to suppliers, and may be required by banks issuing such letters-of-credit to enter into reimbursement agreements with respect to such letters-of-credit. Consequently, the Company will reserve a minimum of $50 million of the maximum short-term debt limit of $300 million for the purpose of providing funds to back up reimbursement obligations with respect to letters-of-credit.

UNSECURED SHORT-TERM DEBT - SPECIFIC USES
-----------------------------------------

The net proceeds of the unsecured short-term promissory notes to be issued by Petitioner during 2004, together with cash flow from operations and cash on hand, will be used to:

     (a) Financing Petitioner's construction program for the period ending March 31, 2005, which is estimated at $416 million;

     (b) Other related purposes, or for the acquisition of property, or for improvement of service.

LONG-TERM DEBT
--------------

The net proceeds of long-term debt to be issued during the period covered by this petition will be primarily used to refinance short-term debt that was incurred principally to finance construction expenditures, and will be used to refinance other short-term debt and for other general corporate purposes.

PREFERRED EQUITY SECURITIES
---------------------------

The Company has no plans to issue preferred equity securities during the period covered by this petition.


G.   STATEMENT WITH RESPECT TO "AFFILIATED INTERESTS"
     ------------------------------------------------

At the date hereof, IPL is not aware of any person, who may be deemed an "affiliated interest" within the meaning of Minnesota Statutes, Section 216B.48, Subdivision 1, who has received or is entitled to receive a fee for services in connection with the negotiations or consummation of the issuance of the securities which are the subject of this Petition, or for services in securing underwriters, sellers or purchasers of such securities. IPL is not aware of any investment banking firm which presently is an "affiliated interest" of IPL.

H.   CAPITAL STRUCTURE
     -----------------

The capital structure of IPL as of September 30, 2003 is as follows:

Long-Term Debt:                                                         ($000)
---------------                                                         ------
First Mortgage Bonds:
     8-5/8% Series Due 2021                                          $   20,000
     8% Series Due 2007                                                  25,000
     7-5/8% Series Due 2023                                              94,000
     7-1/4% Series Due 2007                                              27,450
                                                                     ----------
          Total First Mortgage Bonds                                 $  166,450

Collateral Trust Bonds:
     7.25% Series, CTB, Due 2006                                     $   60,000
     6.7/8% Series, CTB Due 2007                                         55,000
     6% Series, CTB Due 2008                                             50,000
     7% Series, CTB, Due 2023                                            50,000
     5.5% Series, PCRRB Due 2023                                         10,200
     5.5% Series, PCRRB Due 2023                                          7,000
     5.5% Series, PCRRB Due 2023                                          2,200
                                                                     ----------
          Total Collateral Trust Bonds                               $  234,400

Pollution Control Revenue Bonds:
     5.75% Due 2004                                                  $    1,000
     5.75% Due 2004, Town of Salix, IA                                    1,680
     6.25% Due 2009                                                       1,000
     6.30% Due 2010                                                       5,600
     6.35% Due 2012                                                       5,650
     City of Cedar Rapids, IA Variable Rate Due 2004                      2,400
     City of Chillicothe, IA Variable Rate Due 2010                       5,300
     City of Chillicothe, IA  Variable Rate Series 1992A Due 2010         2,400
     City of Chillicothe, IA Variable/Fixed (4.25%)Series 1998 due 2023  10,000
     4.3% Variable/Fixed Rate Due 2005                                    2,650
     4.3% Variable/Fixed Rate Due 2008                                    2,300
     4.05% Variable/Fixed Rate Due 2010                                   3,250
     4.2% Variable/Fixed Rate Due 2013                                    7,700
                                                                     ----------
          Total Pollution Control Revenue Bonds                      $   50,930

Debentures:
-----------
     7.875% Junior Deferrable Interest Debenture, Series A, Due 2025 $   50,000
     6.625% Senior Debentures, Series A, Due 2009                       135,000
     6.75% Senior Debentures, Series B, Due 2011                        200,000
     5.875% Senior Debentures Series C Due 2018                         100,000
                                                                     ----------
          Total Debentures                                           $  485,000

Capital Lease:
--------------
     Obligations Under Capital Leases                                $   63,249
                                                                     ----------

Total Long-Term Debt                                                 $1,000,029
--------------------

     Less: Current Maturities                                           (99,850)
     Less: Unamortized Discount                                          (7,447)
                                                                     ----------
          Long-Term Debt - Net                                       $  892,732
                                                                     ----------


                                       11


Short Term Debt:
----------------
     Notes Payable [includes current maturities]                     $  103,850

Preferred Stock:                                                     $  183,840
----------------

Common Stock:
-------------
     (Par Value $2.50), authorized 24,000,000
     shares; Issued and outstanding:
     13,370,788 shares                                               $   33,427
     Additional Paid-in Capital                                         596,222
     Retained Earnings                                                  373,883
     Accumulated other comprehensive loss                               (18,887)
                                                                     ----------
              Total Common Stock                                     $  984,645
                                                                     ----------

Total Capitalization                                                 $2,165,067
                                                                     ==========


              [The remainder of this page intentionally left blank]

I.   VERIFICATION
     ------------

STATE OF WISCONSIN  )
                    )  ss.
COUNTY OF DANE      )


Steven F. Price, being first duly sworn on his oath, deposes and says that he is Assistant Treasurer of Interstate Power and Light Company; that he has read the foregoing Application; that he knows the contents thereof; and that the facts therein stated are accurate and complete to the best of his knowledge, information and belief.


                                            /s/ Steven F Price
                                            ---------------------------------
                                            Steven F. Price
                                            Assistant Treasurer


Subscribed and sworn to before me this; 12th day of February, 2004.

/s/ Jean M. Olson
---------------------------------
Notary Public, State of Wisconsin
My Commission Expires:  8/6/06
                       --------


                          [Continued on following page]

J.   EXHIBITS
     ---------

There are attached hereto and made a part hereof the following exhibits:


     Exhibit A    Resolutions by the Board of Directors authorizing the filing of this petition

     Exhibit B    Opinion of Counsel

     Exhibit C    Pro-Forma Journal Entries

     Exhibit D    Balance Sheet

     Exhibit E    Income Statement

     Exhibit F    Statement of Cash Flows

     Exhibit G    Description of Shares Authorized by the Articles of
                  Incorporation

     Exhibit H    Description of Funded Debt of Interstate Power and Light
                  Company

     Exhibit I    Rate and Amount of Dividends Paid During the Past Five Years

     Exhibit J    Amount of Bonds Authorized and Issued that Exceed 1% of Total
                  Debt

     Exhibit K    A copy of each plan, offer or agreement for the reorganization or readjustment of indebtedness or capitalization or for the retirement or exchange of securities

     Exhibit L    Registration Statement to be filed with Securities and
                  Exchange Commission

     Exhibit M.1  Monthly Cash Flow Forecast

     Exhibit M.2  Capital Structure Forecast

     Exhibit N    Assumptions in Cash Flow Forecast

     Exhibit O    Reference to Applications to FERC

     Exhibit P    Summary of Sealed Written Public Proposals

     Exhibit Q    Amended Articles of Incorporation


                                      [END]